UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2025

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

References in this Report on Form 6-K to the “Company,” “Triton,” “we,” “us” and “our” refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K (the "Quarterly Report") of Triton International Limited contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the Securities and Exchange Commission (the "SEC"), or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Triton's control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•decreases in the demand for leased containers;
•decreases in market leasing rates for containers;
•difficulties in re-leasing containers after their initial fixed-term leases;
•our customers' decisions to buy rather than lease containers;
•increases in the cost of repairing and storing our off-hire containers;
•our dependence on a limited number of customers and suppliers;
•customer defaults;
•decreases in the selling prices of used containers;
•extensive competition in the container leasing industry;
•risks stemming from the international nature of our businesses, including global and regional economic conditions and geopolitical risks, including international conflicts;
•decreases in demand for international trade;
•risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties and tariffs;
•disruption to our operations from failures of, or attacks on, our information technology systems;
•disruption to our operations as a result of natural disasters or public health crises;
•compliance with laws and regulations globally;
•risks related to the acquisition of Triton by Brookfield Infrastructure, including the potentially divergent interests of our sole common shareholder and the holders of our outstanding indebtedness and preference shares, our reliance on certain corporate governance exemptions, and that as a foreign private issuer we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the availability and cost of capital;
•restrictions imposed by the terms of our debt agreements;
•our ability to successfully complete, integrate and benefit from acquisitions and dispositions;
•changes in tax laws in Bermuda, the United States and other countries; and
•other risks and uncertainties, including those listed under Part II, "Risk Factors" in this Quarterly Report and in the other documents we file with the SEC from time to time.

The foregoing list of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere. Any forward-looking statements made in this Quarterly Report are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Triton or its businesses or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS
TRITON INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)

	March 31, 2025	December 31, 2024
ASSETS:
Leasing equipment, net of accumulated depreciation of $3,569,054 and $4,776,485	$6,721,587	$8,639,136
Net investment in finance leases	1,552,517	1,585,812
Equipment held for sale	115,043	101,696
Revenue earning assets	8,389,147	10,326,644
Cash and cash equivalents	33,096	58,227
Restricted cash	73,587	111,489
Accounts receivable, net of allowances of $1,447 and $1,317	188,730	232,420
Goodwill	236,665	236,665
Other assets	33,428	33,782
Fair value of derivative instruments	78,882	104,176
Total assets	$9,033,535	$11,103,403
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$14,938	$4,855
Fair value of derivative instruments	215	697
Deferred revenue	164,064	184,760
Accounts payable and other accrued expenses	115,041	87,694
Net deferred income tax liability	401,828	410,524
Debt, net of unamortized costs of $38,177 and $48,743	5,942,422	7,605,720
Total liabilities	6,638,508	8,294,250
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	880,000	730,000
Common shares, $0.01 par value, 250,000,000 shares authorized, 101,158,891 shares issued and outstanding	1,012	1,012
Undesignated shares, $0.01 par value, 20,800,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital (deficit)	888,798	(304,274)
Accumulated earnings	555,720	2,289,072
Accumulated other comprehensive income (loss)	69,497	93,343
Total shareholders' equity	2,395,027	2,809,153
Total liabilities and shareholders' equity	$9,033,535	$11,103,403

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2025	2024
Leasing revenues:
Operating leases	$356,395	$346,216
Finance leases	26,645	25,069
Total leasing revenues	383,040	371,285

Equipment trading revenues	11,915	10,146
Equipment trading expenses	(11,321)	(9,769)
Trading margin	594	377

Net gain (loss) on sale of leasing equipment	10,694	14,622

Operating expenses:
Depreciation and amortization	128,360	136,081
Direct operating expenses	14,819	22,747
Administrative expenses	24,126	21,809
Transaction and other costs	—	5,512
Provision (reversal) for doubtful accounts	305	466
Total operating expenses	167,610	186,615
Operating income (loss)	226,718	199,669
Other (income) expenses:
Interest and debt expense	68,129	61,452
Other (income) expense, net	(77)	(133)
Total other (income) expenses	68,052	61,319
Income (loss) before income taxes	158,666	138,350
Income tax expense (benefit)	13,893	12,807
Net income (loss)	$144,773	$125,543
Less: dividends on preferred shares	14,744	13,028
Net income (loss) attributable to common shareholder	$130,029	$112,515

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2025	2024
Net income (loss)	$144,773	$125,543
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	(15,937)	36,785
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	(8,013)	(13,212)
Foreign currency translation adjustment	104	(55)
Other comprehensive income (loss), net of tax	(23,846)	23,518
Comprehensive income	$120,927	$149,061
Less:
Dividend on preferred shares	14,744	13,028
Comprehensive income attributable to common shareholder	$106,183	$136,033

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$(172)	$905
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(181)	$(1,333)

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)
(Unaudited)

	Preferred Shares		Common Shares		Treasury Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	29,200,000	$730,000	101,158,891	$1,012	—	$—	$(304,274)	$2,289,072	$93,343	$2,809,153
Preferred shares issued	6,000,000	150,000	—	—	—	—	(5,440)	—	—	144,560
Net income (loss)	—	—	—	—	—	—	—	144,773	—	144,773
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(23,846)	(23,846)
Contributed capital from Parent for executive compensation	—	—	—	—	—	—	960	—	—	960
Adjustment related to Treasury shares	—	—	—	—	—	—	1,203,220	(1,203,220)	—	—
Distributions to Parent	—	—	—	—	—	—	(5,668)	(510,638)	—	(516,306)
Dividend to Parent	—	—	—	—	—	—	—	(150,000)	—	(150,000)
Preferred shares dividend declared	—	—	—	—	—	—		(14,267)	—	(14,267)
Balance as of March 31, 2025	35,200,000	$880,000	101,158,891	$1,012	—	$—	$888,798	$555,720	$69,497	$2,395,027

	Preferred Shares		Common Shares		Treasury Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	29,200,000	$730,000	101,158,891	$1,012	—	$—	$(308,114)	$2,428,531	$85,569	$2,936,998
Net income (loss)	—	—	—	—	—	—	—	125,543	—	125,543
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	23,518	23,518
Contributed capital from Parent for executive compensation	—	—	—	—	—	—	820	—	—	820
Distributions to Parent	—	—	—	—	—	—	—	(913)	—	(913)
Dividend to Parent	—	—	—	—	—	—	—	(200,000)	—	(200,000)
Preferred shares dividend declared	—	—	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of March 31, 2024	29,200,000	$730,000	101,158,891	$1,012	—	$—	$(307,294)	$2,340,133	$109,087	$2,872,938

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$144,773	$125,543
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	128,360	136,081
Amortization of deferred debt cost and other debt related amortization	4,028	2,265
Lease related amortization	—	679
Other non-cash compensation costs	960	820
Net (gain) loss on sale of leasing equipment	(10,694)	(14,622)
Unrealized (gain) loss on derivative instruments	(2)	46
Deferred income taxes	1,998	653
Changes in operating assets and liabilities:
Accounts receivable, net	5,300	(5,867)
Deferred revenue	(18,701)	(16,678)
Accounts payable and other accrued expenses	(3,689)	(1,913)
Equipment sold (purchased) for resale activity	2,146	(10)
Cash collections on finance lease receivables, net of income earned	33,993	27,675
Other assets	(774)	2,845
Net cash provided by (used in) operating activities	287,698	257,517

Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(20,200)	(74,308)
Proceeds from sale of equipment, net of selling costs	67,778	89,555
Other	53	(31)
Net cash provided by (used in) investing activities	47,631	15,216

Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	144,560	—
Debt issuance costs	—	(3,298)
Borrowings under debt facilities	155,000	200,000
Payments under debt facilities and finance lease obligations	(507,752)	(303,339)
Dividends paid on preferred shares	(14,267)	(13,028)
Restricted cash balance transferred as part of equity distribution of TCF VIII(1)	(25,903)	—
Distributions/Dividends to Parent	(150,000)	(200,913)
Net cash provided by (used in) financing activities	(398,362)	(320,578)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(63,033)	$(47,845)
Cash, cash equivalents and restricted cash, beginning of period	169,716	149,226
Cash, cash equivalents and restricted cash, end of period	$106,683	$101,381
Supplemental disclosures:
Interest paid	$60,945	$54,670
Income taxes paid (refunded)	$583	$556
Non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$541
Non-cash investing activities:
Equipment purchases payable	$14,938	$32,620
Non-cash financing activities:
Equity distribution of TCF VIII to Parent including restricted cash balance of $25.9 million(1)	$516,306	$—
(1)     For additional information on the TCF VIII Distribution, refer to Note 2 - "Merger, Acquisition and Other Transactions".

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. The Company's registered office is located in Bermuda.

Basis of Presentation

The unaudited consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, these financial statements do not include all information and footnotes required by GAAP for complete financial statements.

The unaudited interim financial statements have been prepared on a basis consistent with the Company's annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to state fairly the Company's financial position, results of operations, comprehensive income, shareholders' equity, and cash flows for the periods presented. The Consolidated Balance Sheet as of December 31, 2024, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures required by GAAP. The consolidated results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2025 or for any other future annual or interim period.

These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2024 included in the Company's Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on February 28, 2025. The unaudited consolidated financial statements include the accounts of the Company and subsidiaries in which it has a controlling interest, and variable interest entities of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the accompanying prior period financial statements and notes to conform to the current year's presentation.

In connection with the acquisition of the Company by Brookfield Infrastructure through its subsidiary Brookfield Infrastructure Corporation in September 2023 (the "Merger"), the Company cancelled all of its then issued treasury shares on September 28, 2023. The Company recorded the cancellation as a reduction to Additional paid-in capital of $1,203.2 million during the year ended December 31, 2023. Subsequent to the issuance of the December 31, 2024 financial statements, the Company concluded that the reduction should have been recorded to Retained earnings. Accordingly, the Company recorded an out-of-period adjustment between Additional paid-in capital and Accumulated earnings of $1,203.2 million as of March 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long-lived assets, provision for income tax, allowance for doubtful accounts, components of compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Effective January 1, 2025, the Company increased the estimated useful lives for dry containers and refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of its refrigerated containers. For the three months ended March 31, 2025, the impact of these changes resulted in a net decrease to depreciation expense of $4.2 million, including a one-time increase of $22.8 million related to those refrigerated containers in the Company's leasing fleet that had reached the end of their useful life at the time of the change.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. As a percent of its lease billings, the Company's three largest customers accounted for 20%, 18%, and 13% for the three months ended March 31, 2025 and 2024.

Fair Value Measurements

For information on the fair value of equipment held for sale, debt, and the fair value of derivative instruments, refer to Note 6 - "Debt" and Note 7 - "Derivative Instruments", respectively.

Recently Adopted Accounting Standards

Compensation Costs

ASU No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”), was issued in March 2024, to clarify the scope application of profits interest and similar awards and to add incremental clarity to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of ASC 718, Compensation-Stock Compensation. ASU 2024-01 is effective for annual periods beginning after December 15, 2024 and interim periods within those annual periods with early adoption permitted. The Company adopted ASU 2024-01 in the first quarter of 2025, and it had no impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

Income Taxes

ASU No. 2023-09, Improvements to Income Tax Disclosures, was issued in December 2023, which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). The new guidance also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual reporting periods beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this standard will have on its income tax disclosures. The Company will adopt this standard for the annual reporting period ended December 31, 2025.

Expense Disaggregation Disclosures

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), was issued in November 2024, and ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, was issued in January 2025, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Note 2 — Merger, Acquisition and Other Transactions

On March 27, 2025, in connection with the closing of the transactions contemplated by a share purchase agreement entered into between a third-party investor and the Company's parent company, Thanos Holdings Limited ("Parent") in December 2024, the Company distributed its equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Parent (the “TCF VIII Distribution”). The effective date of the TCF VIII Distribution used for accounting purposes was March 31, 2025. As of March 31, 2025, TCF VIII had total assets of approximately $1.8 billion, total

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
indebtedness of approximately $1.3 billion, and shareholders’ equity of approximately $0.5 billion. In the three months ended March 31, 2025, TCF VIII had leasing revenues of $76.7 million and net income of $30.1 million, which are included in the Consolidated Statements of Operations. From April 1, 2025 forward, revenues and net income related to TCF VIII will no longer be included in the Company's Consolidated Statements of Operations. Following the TCF VIII Distribution, the Company will continue to manage the containers in the TCF VIII securitization portfolio, for which it will be entitled to receive management fees. The TCF VIII Distribution will be treated as a taxable sale for U.S. federal tax purposes.

On March 10, 2025, the Company announced the signing of a definitive agreement to acquire Global Container International LLC (“GCI”). The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close during the first half of 2025. GCI is a Bermuda-domiciled marine container leasing company and operates a fleet of approximately 0.5 million TEU. The Company expects this transaction to be treated as an asset acquisition for accounting purposes.

Note 3—Other Compensation Costs

Long-Term Cash Incentive Plan

On February 28, 2024, the Company adopted a Long-Term Cash Incentive Plan ("LTIP"), under which long-term cash incentive awards with specified cash target values are granted to certain employees and consultants of the Company, subject to the participant's continued service with the Company. Payout of the awards are based on changes in the Company’s valuation, plus cumulative cash dividends and return of capital distributions paid by the Company from grant date to vest date. At each reporting period subsequent to the grant date, changes in the award's aggregate target value will be recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date. For the three months ended March 31, 2025 and 2024, the Company recognized $2.1 million and $0.9 million, respectively, of compensation expense for the LTIP Awards in Administrative expenses on the Consolidated Statements of Operations.

The following table summarizes awards that have been granted as of March 31, 2025:

		Award Vesting
Grant Date	Aggregate Target Value	Date	Weighting	Date	Weighting
February 2025	$11.8 million	January 15, 2027	25%	January 15, 2028	75%
February 2024	$13.8 million	January 15, 2026	50%	January 15, 2027	50%

Long-Term Incentive Awards

Pursuant to a long-term incentive program established by Brookfield Infrastructure, certain senior executives of the Company have been granted incentive units (the "Incentive Units") which vest in five equal annual installments beginning September 28, 2023, subject to the participants' continued employment or service. As of March 31, 2025 the total number of Incentive Units granted under the long-term incentive program was 875. Payment obligations under the program (if any) are the responsibility of Brookfield Infrastructure. For additional information regarding the Incentive Units, refer to Item 6.B, "Compensation" section "Long-Term Incentive Unit Awards" in the 2024 Annual Report on Form 20-F.

The Company recognizes compensation cost for the Incentive Units on a straight-line basis over the vesting period based on the fair value of the awards. The fair value of the awards at each reporting date relates to both units issued and additional units that are expected to be issued under this program. Changes in the fair value at each subsequent reporting date will be recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date. As of March 31, 2025 and December 31, 2024, the fair value of the awards was $19.2 million and for the three months ended March 31, 2025 and 2024, the Company recognized $1.0 million and $0.8 million, respectively, of compensation expense, respectively, in Administrative expenses on the Consolidated Statements of Operations. These amounts are reflected as Contributed capital from Parent on the Consolidated Statements of Shareholders’ Equity.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 4—Other Equity Matters

During the three months ended March 31, 2025 and 2024, the Company paid cash dividends of $150.0 million and $200.0 million, respectively, on the common shares of the Company to Parent. In the period ended March 31, 2025, the Company distributed its equity interest in TCF VIII to Parent. For additional information on the TCF VIII Distribution, refer to Note 2 - "Merger, Acquisition and Other Transactions".

Preference Shares

The following table summarizes the Company's preference share issuances as of March 31, 2025 (each, a "Series"):

Preference Share Series	Issuance	Liquidation Preference (in thousands)	# of Shares(1)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000
Series F 7.625% Cumulative Redeemable Perpetual Preference Shares ("Series F")	February 2025	150,000	6,000,000
		$880,000	35,200,000
(1)     Represents number of shares authorized, issued, and outstanding.

Triton's preference shares are listed on the New York Stock Exchange.

On February 6, 2025, the Company completed a public offering of the Series F Preference Shares and received $144.6 million in aggregate net proceeds after deducting underwriting discounts and estimated offering expenses of $5.4 million. The net proceeds from the sale of the Series F Preference Shares were used for general corporate purposes.

Each Series of preference shares may be redeemed at the Company's option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preference shares prior to the lapse of the five year period upon the occurrence of certain events as described in each instrument, such as transactions that either transfer ownership of substantially all assets to a single entity or establish a majority voting interest by a single entity, and which for certain Series cause a downgrade or withdrawal of rating by the rating agency within 60 days of the event. If the Company does not elect to redeem a Series upon the occurrence of the preceding events, holders may have the right to convert their preference shares into common shares. Additionally, for Series E and F only, the Company may redeem the Series if an applicable rating agency changes the methodology or criteria that were employed in assigning equity credit to securities similar to the relevant Series when originally issued, which either (a) shortens the period of time during which equity credit pertaining to the Series would have been in effect had the methodology not been changed or (b) reduces the amount of equity credit as compared with the amount of equity credit that the rating agency had assigned to the Series when originally issued.

Holders of preference shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Dividends

Dividends on shares of each preference Series are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. The Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

The Company paid the following quarterly dividends on its issued and outstanding Series (in millions except for the per-share amounts):

	Three Months Ended March 31,
	2025		2024
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$0.53	$1.8	$0.53	$1.8
B	$0.50	$2.9	$0.50	$2.9
C(1)	$0.46	$3.2	$0.46	$3.2
D(1)	$0.43	$2.6	$0.43	$2.6
E(1)	$0.36	$2.5	$0.36	$2.5
F(1)(2)	$0.21	$1.3	—	—
Total		$14.3		$13.0
(1)     Per share payments rounded to the nearest whole cent.
(2)     Issued in February 2025.

As of March 31, 2025, the Company had cumulative unpaid preference share dividends of $2.6 million.

Note 5—Leases

Lessee

The Company leases office facilities under various cancellable and non-cancellable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption	March 31, 2025	December 31, 2024
Right-of-use asset - operating	Other assets	$10,145	$10,645
Lease liability - operating	Accounts payable and other accrued expenses	$13,767	$14,331

		Three Months Ended March 31,
Income Statement	Financial statement caption	2025	2024
Operating lease cost(1)	Administrative expenses	$757	$736
(1) Includes short-term leases that are immaterial.

Cash paid for amounts included in the measurement of lease liabilities included in operating cash flows was $0.8 million and $0.4 million for the three months ended March 31, 2025, and 2024, respectively.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The following table includes supplemental information related to the Company's operating leases:

March 31, 2025
Weighted-Average Remaining Lease Term	8.4 years
Weighted-Average Discount Rate	5.66%

Lessor

Operating Leases

As of March 31, 2025, the Company has deferred revenue balances related to upfront payments received in return for reduced lease rates during the lease term. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,
2025 (Remaining 9 months)	$46,077
2026	42,580
2027	16,797
2028	15,392
2029	13,837
2030 and thereafter	29,381
Total	$164,064

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	March 31, 2025	December 31, 2024
Future minimum lease payment receivable(1)	$1,929,709	$1,989,859
Estimated residual receivable(2)	269,089	269,090
Gross finance lease receivables(3)	2,198,798	2,258,949
Unearned income(4)	(646,281)	(673,137)
Net investment in finance leases(5)	$1,552,517	$1,585,812
(1)     There were no executory costs included in gross finance lease receivables as of March 31, 2025 and December 31, 2024.
(2)    The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk for assets.
(3)    The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4)     There were no unamortized initial direct costs as of March 31, 2025 and December 31, 2024.
(5)    One major customer represented 94% and 93% of the Company's finance lease portfolio as of March 31, 2025 and December 31, 2024, respectively. No other customer represented more than 10% of the Company's finance lease portfolio in each of those periods.

The Company’s finance lease portfolio customers are primarily large international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its finance lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 6—Debt

The table below summarizes the Company's key terms and carrying value of debt as of the periods indicated:

	March 31, 2025				December 31, 2024
	Outstanding Borrowings (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Outstanding Borrowings (in thousands)
			From	To
Secured Debt Financings
Asset-backed securitization ("ABS") term notes	$1,618,067	3.64%	February 2028	February 2035	$3,032,700
Asset-backed securitization warehouse	60,000	5.95%	January 2031	January 2031	60,000
Total secured debt financings	1,678,067				3,092,700
Unsecured Debt Financings
Senior notes	1,800,000	2.82%	April 2026	March 2032	1,800,000
Credit facility:
Revolving credit tranche	860,000	5.73%	July 2029	July 2029	1,085,000
Term loan tranche	1,645,000	5.73%	July 2029	July 2029	1,680,000
Total unsecured debt financings	4,305,000				4,565,000
Total debt financings	$5,983,067				$7,657,700
Unamortized debt costs	(38,177)				(48,743)
Unamortized debt premium & discounts	(2,468)				(3,237)
Debt, net of unamortized costs	$5,942,422				$7,605,720

Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company’s borrowings under the ABS facilities amortize in monthly installments, typically in level payments over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to nine months of interest expense on certain securitized term instruments.

The Company maintains irrevocable standby letters of credit to satisfy the restricted cash balance requirements equal to nine months of interest expense on the ABS facilities. As of March 31, 2025, the current value of the standby letters of credit for the Company's ABS facilities was $31.9 million.

Asset-Backed Securitization Warehouse

Under the Company’s ABS warehouse facility, an indirect wholly owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company's ABS warehouse facility has a maximum borrowing capacity of $1,125.0 million that is available on a revolving basis until the January 22, 2027 conversion date. The interest rate under the ABS warehouse facility for the revolving period is daily compounded SOFR plus 1.60%. After the revolving period, borrowings will convert to term notes with a final maturity date of January 22, 2031 and bear interest at daily compounded SOFR plus 2.60%.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

Senior Notes

The Company’s senior notes are unsecured and have initial maturities ranging from five to ten years and interest payments due semi-annually. The senior notes are prepayable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium with respect to such prepayment.

Credit Facility

The Company's credit facility has a maturity date of July 9, 2029 and includes a $2,000.0 million revolving credit tranche and a term loan tranche. Term loan borrowings under the facility amortize in quarterly installments. The interest rate under the credit facility is daily SOFR plus 1.30%. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require the Company to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

Derivative Impact on Debt

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense.

The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of March 31, 2025:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Weighted Avg Remaining Term
			From	To
Excluding impact of derivative instruments:
Fixed-rate debt	$3,418,067	3.21%	Apr 2026	Feb 2035	4.4 years
Floating-rate debt	$2,565,000	5.74%	Jul 2029	Jan 2031	3.9 years

Including impact of derivative instruments:
Fixed-rate debt	$3,418,067	3.21%
Hedged floating rate debt	1,566,250	3.63%
Total fixed and hedged floating-rate debt	4,984,317	3.34%
Unhedged floating rate debt	998,750	5.74%
Total debt outstanding	$5,983,067	3.74%

The fair value of total debt outstanding was $5,747.4 million and $7,241.7 million as of March 31, 2025 and December 31, 2024, respectively, and was measured using Level 1 and Level 2 inputs.

As of March 31, 2025, the maximum borrowing levels for the ABS warehouse and the revolving credit tranche under the credit facility were $1,125.0 million and $2,000.0 million, respectively. These facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these revolving credit facilities at March 31, 2025 was approximately $975.3 million.

The Company is subject to certain financial covenants under its debt financings. As of March 31, 2025, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities on the Consolidated Statements of Cash Flows. As of March 31, 2025, the Company had cash collateral on derivative instruments of $0.4 million.

Within the next twelve months, the Company expects to reclassify $25.2 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) into earnings.

As of March 31, 2025, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap	$1,566.3	2.32%	4 years

The following table summarizes the impact of derivative instruments on the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income on a pretax basis (in thousands):

		Three Months Ended March 31,
	Financial statement caption	2025	2024
Non-Designated Derivative Instruments
Unrealized (gains) losses	Other (income) expense, net	$(2)	$46
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$(8,194)	$(14,545)
Unrealized (gains) losses	Comprehensive (income) loss	$16,109	$(37,690)

Fair Value of Derivative Instruments

The Company presents the fair value of derivative instruments on a gross basis as a separate line item on the Consolidated Balance Sheets.

The Company has elected to use the income approach to value its interest rate swap and cap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap and cap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically SOFR and swap rates and credit risk at commonly quoted intervals).

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 8—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reportable segments:
•Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its lease fleet.
•Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

These operating segments were determined based on the chief operating decision makers' review and resource allocation of the products and services offered. The Company’s Chief Operating Decision Maker(s) ("CODM") is the senior executive team.

Most of Triton’s revenues are derived from leasing equipment to the Company's core shipping line customers. The most important driver of profitability is the extent to which leasing revenues, which are driven by the Company's owned equipment fleet size, utilization and average lease rates, exceed ownership (depreciation and interest expense) and operating costs. The Company's profitability is also driven by the gains or losses realized on the sale of used containers and the margins generated from trading new and used containers. The CODM uses leasing margin and disposal gains in the Company's equipment leasing segment and net trading margin in the equipment trading segment as the primary measures of profitability and the basis for the allocation of resources. Within the components of leasing margin, the CODM will analyze the relationship between revenue trends and certain significant expenses including storage and handling and repair costs. The Company adopted ASU 2023-07 in December of 2024 on a retrospective basis.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarizes the Company's segment information and the consolidated totals reported (in thousands):

Three months ended March 31, 2025	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$381,169	$1,871	$383,040
Less:
Depreciation and amortization	128,166	194	128,360
Interest and debt expense	67,879	250	68,129
Storage and handling	10,068	—	10,068
Repair costs	2,592	—	2,592
Other operating expenses	2,159	—	2,159
Administrative expenses(1)	23,865	261	24,126
Other (income)expenses(2)	230	—	230
Leasing margin	$146,210	$1,166	$147,376
Net trading margin	—	594	594
Net gain (loss) on sale of leasing equipment	10,694	—	10,694
Transaction and other costs			—
Other costs (income)(3)			2
Income (loss) before income taxes			$158,666
Total assets	8,956,935	76,600	9,033,535
Purchases of leasing equipment and investments in finance leases(4)	$20,200	$—	$20,200

Three months ended March 31, 2024	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$369,689	$1,596	$371,285
Less:
Depreciation and amortization	135,875	206	136,081
Interest and debt expense	61,288	164	61,452
Storage and handling	17,956	—	17,956
Repair costs	2,737	—	2,737
Other operating expenses	2,054	—	2,054
Administrative expenses(1)	21,642	167	21,809
Other (income)expenses(2)	287	—	287
Leasing margin	$127,850	$1,059	$128,909
Net trading margin	—	377	377
Net gain (loss) on sale of leasing equipment	14,622	—	14,622
Transaction and other costs			(5,512)
Other costs (income)(3)			(46)
Income (loss) before income taxes			$138,350
Total assets	10,981,930	66,932	11,048,862
Purchases of leasing equipment and investments in finance leases(4)	$74,308	$—	$74,308
(1)     Certain Administrative expenses have been allocated to the equipment trading segment based on a methodology that is consistent in all the periods presented.
(2) Other segment items primarily include the provision (reversal) for doubtful accounts.
(3)    Other non-allocated costs (income) include unrealized gains or losses on derivative instruments and debt termination expense.
(4)    Represents cash disbursements for purchases of leasing equipment and investments in finance leases as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues based on customers' primary domicile (in thousands):

	Three Months Ended March 31,
	2025	2024
Total leasing revenues:
Asia	$148,969	$124,025
Europe	202,067	198,900
Americas	16,218	32,802
Bermuda	1,148	1,072
Other International	14,638	14,486
Total	$383,040	$371,285

Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

The following table summarizes the geographic allocation of equipment trading revenues based on the location of the sale (in thousands):

	Three Months Ended March 31,
	2025	2024
Total equipment trading revenues:
Asia	$1,984	$1,990
Europe	1,536	1,933
Americas	6,750	3,857
Bermuda	—	—
Other International	1,645	2,366
Total	$11,915	$10,146

Note 9—Commitments and Contingencies

Container Equipment Purchase Commitments

As of March 31, 2025, the Company had commitments to purchase equipment in the amount of $46.0 million.

Contingencies

Legal Proceedings

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Triton records liabilities related to legal matters when the exposure item becomes probable and can be reasonably estimated. Based upon information presently available, the Company does not expect liabilities arising from these matters to have a

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
material adverse effect on its financial condition, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and it is possible that a liability arising from these matters could have a material adverse impact in the period in which the uncertainties are resolved, depending in part on the operating results for such period.

Note 10—Income Taxes

The Company is a Bermuda exempted company. Bermuda enacted a corporate income tax which became effective January 1, 2025. The Company and its subsidiaries are currently not within the scope of the Bermuda Corporate Income Tax Act and will not be subject to income tax in Bermuda. However, the Company's subsidiaries are subject to taxation in certain foreign jurisdictions, including the US, in which such subsidiaries conduct business.

The following table summarizes the Company's effective tax rate:

	Three Months Ended March 31,
	2025	2024
Effective income tax rate	8.8%	9.3%

The Company has computed the provision for income taxes based on the estimated annual effective tax rate and the application of discrete items, if any, in the applicable period. The decrease in the effective tax rate for the three months ended March 31, 2025, compared to the same period in 2024 was primarily due to nondeductible transaction costs incurred in the first quarter of 2024 in connection with the Merger.

Note 11—Related Party Transactions

The Company holds a 50% interest in Tristar Container Services (Asia) Private Limited ("Tristar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in Tristar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with Tristar of $0.5 million for both the three months ended March 31, 2025 and 2024. The Company has a finance lease receivable balance with Tristar of $3.5 million and $3.9 million as of March 31, 2025 and December 31, 2024, respectively.

Effective March 31, 2025, the Company distributed its equity interest in TCF VIII to Parent. For additional information on the TCF VIII Distribution, refer to Note 2 - "Merger, Acquisition and Other Transactions".

Note 12—Subsequent Events

On April 27, 2025, the Company's Board of Directors approved and declared a cash dividend on its issued and outstanding preference shares, payable on June 15, 2025 or the next business day thereafter to holders of record at the close of business on June 9, 2025 as follows:

Preference Share Series	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750
Series F	7.625%	$0.4765625

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this Quarterly Report on Form 6-K and with the audited consolidated financial statements included in our 2024 Annual Report on Form 20-F. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in our 2024 Annual Report on Form 20-F, in this Quarterly Report on Form 6-K and in any subsequent Quarterly Reports on Form 6-K to be filed by us, as well as in the other documents we file with the Securities and Exchange Commission (the "SEC") from time to time. Our actual results may differ materially from those contained in or implied by any forward-looking statements. References in this Quarterly Report on Form 6-K to the "Company," "Triton," "we," "us" and "our" refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

Our Company

Triton is the world's largest lessor of intermodal containers. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing - we own, lease and ultimately dispose of containers and chassis from our lease fleet.
•Equipment trading - we purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Transactions

On March 27, 2025, in connection with the closing of the transactions contemplated by a share purchase agreement entered into between a third-party investor and our parent company, Thanos Holdings Limited ("Parent") in December 2024, we distributed our equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Parent (the “TCF VIII Distribution”). The effective date of the TCF VIII Distribution used for accounting purposes was March 31, 2025. As of March 31, 2025, TCF VIII had total assets of approximately $1.8 billion, total indebtedness of approximately $1.3 billion, and shareholders’ equity of approximately $0.5 billion. In the three months ended March 31, 2025, TCF VIII had leasing revenues of $76.7 million and net income of $30.1 million which are included in the Consolidated Statements of Operations. From April 1, 2025 forward, revenues and net income related to TCF VIII will no longer be included in the Company's Consolidated Statements of Operations. Following the TCF VIII Distribution, we will continue to manage the containers in the TCF VIII securitization portfolio, for which we will be entitled to receive management fees.

On March 10, 2025, we announced the signing of a definitive agreement to acquire Global Container International LLC (“GCI”). The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close during the first half of 2025. GCI is a Bermuda-domiciled marine container leasing company and operates a fleet of approximately 0.5 million TEU.

Operations

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of March 31, 2025, our total fleet consisted of approximately 4.0 million containers and chassis, representing 7.0 million TEU or 7.5 million CEU, including 0.8 million managed containers, representing 1.3 million TEU or 1.5 million CEU. We have an extensive global presence, offering leasing services through a worldwide network of local offices, and we utilize third-party container depots spread across over 40 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines.

The most important driver of profitability in our business is the extent to which leasing revenues, which are driven by our owned equipment fleet size, utilization and average lease rates, exceed our ownership and operating costs. Our profitability is also driven by the gains or losses we realize on the sale of used containers and the margins generated from trading new and used containers.

We lease five types of equipment: dry containers, refrigerated containers, special containers, tank containers, and chassis. Our in-house equipment sales group manages the sale process for our used containers and chassis from our equipment leasing fleet and sells used and new containers and chassis acquired from third parties.

The following table summarizes the percentage of our equipment fleet in terms of units and CEU as of March 31, 2025:

Equipment Type	Percentage of total fleet in units(1)	Percentage of total fleet in CEU(1)
Dry	90.8%	72.9%
Refrigerated	5.0	19.9
Special	2.4	3.4
Tank	0.3	1.3
Chassis	0.6	1.8
Equipment leasing fleet	99.1%	99.3%
Equipment trading fleet	0.9	0.7
Total	100.0%	100.0%
(1)    Owned and managed equipment is included in the table above.

TEU and CEU are standard industry measures of fleet size and are used to measure the quantity of containers that make up our revenue earning assets. CEU is a ratio used to convert the actual number of containers in our fleet to a figure based on an estimate for the historical average relative purchase prices of our various equipment types to that of a 20-foot dry container. For example, the CEU ratio for a 40-foot high cube dry container is 1.70, and a 40-foot high cube refrigerated container is 7.50. These factors may differ slightly from CEU ratios used by others in the industry.

Operating Performance

Our operating and financial performance was solid in the first quarter of 2025 despite a softening of market conditions and decreased container demand following a strong fourth quarter of 2024. The first quarter typically marks the slow season for container leasing and in addition, shipping lines have begun to scale back container fleet capacity that they built up during 2024 in anticipation that vessel traffic through the Suez Canal could increase and due to uncertainty surrounding the impact of increased tariffs. As a result, during the quarter we experienced increased drop-off volumes and a gradual decrease in utilization.

Our average utilization decreased in the first quarter of 2025 compared to the fourth quarter of 2024, though it remained higher than the first quarter of 2024. Utilization decreased in the first quarter of 2025 due to increased container drop-off activity coupled with limited pick-up volumes. Average utilization for the first quarter of 2025, fourth quarter of 2024 and first quarter of 2024 was 98.9%, 99.0%, and 97.7% respectively, and ending utilization for the same periods was 98.7%, 99.1%, and 98.2%. Utilization is computed by dividing our total units on lease (in CEU) by the total units in our fleet (in CEU), excluding new units not yet leased and off-hire units designated for sale.

As of March 31, 2025, the net book value of our revenue earning assets was $8.4 billion, a decrease of 18.8% and 18.5% compared to December 31, 2024 and March 31, 2024, respectively. The decrease was largely due to the TCF VIII Distribution and the deconsolidation of approximately $1.8 billion in revenue earning assets of TCF VIII. Excluding the impact of the TCF VIII Distribution, our net book value decreased by $0.2 billion from December 31, 2024 and March 31, 2024 respectively, primarily due to disposal volumes, depreciation expense and limited procurement.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, borrowings under our debt facilities and proceeds from other financing activities. Our principal uses of cash include capital expenditures, debt service, and dividends.

For the trailing twelve months ended March 31, 2025, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment, was $1,496.4 million, including cash flows of $277.4 million from leasing of equipment owned by TCF VIII. In addition, as of March 31, 2025, we had $33.1 million of unrestricted cash and cash equivalents and $2,205.0 million of maximum borrowing capacity remaining under our existing credit facilities.

As of March 31, 2025, our cash commitments in the next twelve months include $334.4 million of scheduled principal payments on our existing debt facilities, and $60.9 million of committed but unpaid capital expenditures, primarily for the purchase of new equipment.

We believe that cash generated from operating activities, existing cash, proceeds from the sale of our leasing equipment, and availability under our credit facilities will be sufficient to meet our obligations over the next twelve months and beyond, including approximately $1.0 billion to fund the pending acquisition of GCI, including assumed debt.

Capital Activity

In February 2025, the Company issued 6,000,000 Series F 7.625% Cumulative Redeemable Perpetual Preference Shares for aggregate net proceeds of $144.6 million.

During the three months ended March 31, 2025, the Company paid dividends on preference shares of $14.3 million and paid cash dividends of $150.0 million to Parent. In addition, effective March 31, 2025, the Company distributed its equity interest in TCF VIII of $0.5 billion to Parent.

For additional information on capital activity and dividends, refer to Note 4 - "Other Equity Matters" in the Notes to the Consolidated Financial Statements.

Debt Agreements

As of March 31, 2025, our outstanding indebtedness was comprised of the following (amounts in millions):

	March 31, 2025
	Outstanding Borrowings	Maximum Borrowing Level
Secured Debt Financings
Securitization term instruments	$1,618.1	$1,618.1
Securitization warehouse	60.0	1,125.0
Total secured debt financings	1,678.1	2,743.1
Unsecured Debt Financings
Senior notes	1,800.0	1,800.0
Credit facility:
Revolving credit facilities	860.0	2,000.0
Term loan facilities	1,645.0	1,645.0
Total unsecured debt financings	4,305.0	5,445.0
Total debt financings	5,983.1	8,188.1
Unamortized debt costs	(38.2)
Unamortized debt premiums & discounts	(2.5)
Debt, net of unamortized costs	$5,942.4	$8,188.1

The maximum borrowing levels depicted in the table above may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under the securitization warehouse and the revolving credit tranche under the credit facility at March 31, 2025 was approximately $975.3 million.

As of March 31, 2025, we had a combined $4,984.3 million of total debt on facilities with fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap contracts. This accounts for 83.3% of our total debt.

For additional information on our debt, refer to Note 6 - "Debt" in the Notes to the Consolidated Financial Statements.

Debt Activity

During the first quarter of 2025, the Company distributed its equity interest in TCF VIII to Parent, resulting in a decrease in total indebtedness of approximately $1.3 billion. Refer to Note 2 - "Merger, Acquisition and Other Transactions" in the Notes to the Consolidated Financial Statements for additional information on the TCF VIII Distribution.

We may, from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for debt, in open-market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, may be funded from operating cash flows or other sources, will be on such terms and at prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
Debt Covenants

We are subject to certain financial covenants related to leverage and interest coverage as defined in our debt agreements. Failure to comply with these covenants could result in a default under the related credit agreements and the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors. As of March 31, 2025, we were in compliance with all such covenants.

Credit Ratings

Our investment-grade corporate and long-term debt credit ratings enable us to lower our cost of funds and broaden our access to attractively priced capital. While a ratings downgrade, on its own, would not result in a default under any of our debt agreements, it could adversely affect our ability to issue debt and obtain new financings, or renew existing financings, and it would increase the cost of our financings. Additionally, under the terms of our senior notes and certain series of our preference shares, certain ratings downgrades following the occurrence of a change of control, as more fully described in the relevant agreements governing those instruments, could give holders of those instruments certain redemption or conversion rights. The Company's long-term debt and corporate rating of BBB- from Fitch Ratings and BBB from S&P Global Ratings remained unchanged in the first quarter of 2025.

Cash Flow

The following table sets forth certain cash flow information for the periods presented (in thousands):

	Three Months Ended March 31,
	2025	2024	Variance
Net cash provided by (used in) operating activities	$287,698	$257,517	$30,181
Net cash provided by (used in) investing activities	$47,631	$15,216	$32,415
Net cash provided by (used in) financing activities	$(398,362)	$(320,578)	$(77,784)

Operating Activities

Net cash provided by operating activities increased by $30.2 million to $287.7 million for the three months ended March 31, 2025, compared to $257.5 million in the same period in 2024. The increase was primarily due to higher profitability, positive changes in accounts receivable due to timing of cash collections and an increase in cash collections on finance leases primarily due to a buyout of containers under a finance lease in the first quarter of 2025.

Investing Activities

Net cash provided by investing activities increased by $32.4 million to $47.6 million for the three months ended March 31, 2025, compared to $15.2 million in the same period in 2024. The increase was primarily due to a $54.1 million decrease in the purchases of leasing equipment partially offset by a $21.8 million decrease in proceeds from the sale of equipment.

Financing Activities

Net cash used in financing activities increased by $77.8 million to $398.4 million for the three months ended March 31, 2025, compared to $320.6 million in the same period in 2024. The increase was primarily due to an increase in net debt repayments of $249.4 million partially offset by a decrease in capital distributions of $49.7 million and net proceeds of $144.6 million provided by the issuance of Series F Preference Shares.

Operating Results

The following table presents our comparative operating results (in thousands):

	Three Months Ended March 31,
	2025	2024	Variance
Leasing revenues:
Operating leases	$356,395	$346,216	$10,179
Finance leases	26,645	25,069	1,576
Total leasing revenues	383,040	371,285	11,755

Equipment trading revenues	11,915	10,146	1,769
Equipment trading expenses	(11,321)	(9,769)	(1,552)
Trading margin	594	377	217

Net gain (loss) on sale of leasing equipment	10,694	14,622	(3,928)

Operating expenses:
Depreciation and amortization	128,360	136,081	(7,721)
Direct operating expenses	14,819	22,747	(7,928)
Administrative expenses	24,126	21,809	2,317
Transaction and other costs	—	5,512	(5,512)
Provision (reversal) for doubtful accounts	305	466	(161)
Total operating expenses	167,610	186,615	(19,005)
Operating income (loss)	226,718	199,669	27,049
Other (income) expenses:
Interest and debt expense	68,129	61,452	6,677
Other (income) expense, net	(77)	(133)	56
Total other (income) expenses	68,052	61,319	6,733
Income (loss) before income taxes	158,666	138,350	20,316
Income tax expense (benefit)	$13,893	$12,807	$1,086
Net income (loss)	144,773	125,543	19,230
Less: dividends on preferred shares	14,744	13,028	1,716
Net income (loss) attributable to common shareholder	$130,029	$112,515	$17,514

Comparison of the Three months ended March 31, 2025 and 2024
Leasing revenues.    Per diem revenue represents revenue earned under operating lease contracts. Fee and ancillary lease revenue represents fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Finance lease revenue represents interest income earned under finance lease contracts. The following table summarizes our leasing revenue for the periods indicated below (in thousands):

	Three Months Ended March 31,
	2025	2024	Variance
Leasing revenues
Operating leases:
Per diem revenues	$340,897	$330,789	$10,108
Fee and ancillary revenues	15,498	15,427	71
Total operating lease revenues	356,395	346,216	10,179
Finance leases	26,645	25,069	1,576
Total leasing revenues	$383,040	$371,285	$11,755

Total leasing revenues were $383.0 million for the three months ended March 31, 2025 compared to $371.3 million in the same period in 2024, an increase of $11.7 million.
Per diem revenues were $340.9 million for the three months ended March 31, 2025 compared to $330.8 million in the same period in 2024, an increase of $10.1 million. The primary reasons for the increase were as follows:
•$7.1 million increase in our average lease rates for our dry container product line as a result of units placed on-hire during 2024 at higher rates; and a
•$3.1 million increase due to an increase of approximately 0.1 million CEU in the average number of containers on-hire.

Finance lease revenues were $26.6 million for the three months ended March 31, 2025 compared to $25.1 million in the same period in 2024, an increase of $1.5 million. The increase was primarily due to the addition of a large finance lease transaction in the second quarter of 2024, partially offset by the runoff of the existing portfolio.

Net gain (loss) on sale of leasing equipment.    Gain on sale of leasing equipment was $10.7 million for the three months ended March 31, 2025 compared to $14.6 million in the same period in 2024, a decrease of $3.9 million. The decrease was primarily due to a decrease in sales volume, partially offset by an increase in the average sales price for used dry containers.

Depreciation and amortization.    Depreciation and amortization was $128.4 million for the three months ended March 31, 2025 compared to $136.1 million in the same period in 2024, a decrease of $7.7 million. Effective January 1, 2025, we increased the estimated useful lives for Dry containers and Refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of our Refrigerated containers. This change resulted in a net decrease in depreciation expense. This impact as well as other reasons for the decrease were as follows:
•$27.0 million decrease due to the change in the useful life estimate of our dry and refrigerated equipment; offset by
•$22.8 million increase due to the change in residual value of our refrigerated equipment that had reached the end of its useful life at the time of change; and a
•$11.5 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; offset by a
•$8.5 million increase due to new production units placed on-hire during 2024 that have a full quarter of depreciation expense in 2025.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $14.8 million for the three months ended March 31, 2025 compared to $22.7 million in the same period in 2024, a decrease of $7.9 million. The primary reasons for the decrease were as follows:
•$7.1 million decrease in storage expense due to a decrease in the number of idle units; and a
•$0.8 million decrease in handling expense primarily due to a lower volume of net pick-up and redelivery activity.

Administrative expenses.    Administrative expenses were $24.1 million for the three months ended March 31, 2025 compared to $21.8 million in the same period in 2024, an increase of $2.3 million primarily due to an increase in incentive compensation costs.

Transaction and other costs. Included in the three months ended March 31, 2024 were $5.5 million of transaction and other related costs associated with the Merger, primarily related to employee compensation costs. The Company did not incur any transaction and other related costs associated with the Merger in 2025.

Interest and debt expense.    Interest and debt expense was $68.1 million for the three months ended March 31, 2025 compared to $61.5 million in the same period in 2024, an increase of $6.6 million. The increase was primarily due to an increase in the average effective interest rate to 3.66% from 3.27% due to the maturity of lower interest fixed-rate debt in the second quarter of 2024, which was repaid with higher rate variable debt borrowings.

Income tax expense (benefit). Income tax expense was $13.9 million for the three months ended March 31, 2025 compared to $12.8 million in the same period in 2024, an increase of $1.1 million. The increase in income tax expense was primarily the result of an increase in pre-tax income partially offset by a decrease in the effective tax rate. The Company's effective tax rate was 8.8% in 2025 compared to 9.3% in 2024. The decrease in the effective tax rate was primarily due to nondeductible transaction costs incurred in the first quarter of 2024 in connection with the Merger.

Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that affect the amounts and disclosures reported in the Consolidated Financial Statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, values or cash flows that may result from changes in the price of a financial instrument. The fair value of a financial instrument, derivative or non-derivative, might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We have operations internationally and we are exposed to market risks in the ordinary course of our business. These risks include interest rate and foreign currency exchange rate risks.

Interest Rate Risk

We enter into derivative agreements to fix the interest rates on a portion of our floating-rate debt. We assess and manage the external and internal risk associated with these derivative instruments in accordance with our overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within the management oversight structure and include actions taken in contravention of our policies.

The primary external risk of our derivative agreements is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under the agreement. All of our derivative agreements are with highly-rated financial institutions. Credit exposures are measured based on counterparty credit risks and the market value of outstanding derivative instruments.

As of March 31, 2025, we had derivative agreements in place to fix interest rates on a portion of our borrowings under debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap	$1,566.3	2.32%	4 years

Our derivative agreements are designated as cash flow hedges for accounting purposes. Any unrealized gains or losses related to the changes in fair value are recognized in accumulated other comprehensive income and reclassified to interest and debt expense as they are realized. As of March 31, 2025, we have certain interest rate cap agreements that are offsetting and are non-designated derivatives with changes in fair value recognized in Other (income) expense, net, on the Consolidated Statements of Operations.

Approximately 83.3% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. A 100 basis point increase in the interest rates (SOFR) on our unhedged debt would result in an increase of approximately $11.1 million in interest expense over the next 12 months.

Foreign currency exchange rate risk

The U.S. dollar is the operating currency for the large majority of our leases and obligations, and most of our revenues and expenses are denominated in U.S. dollars. However, we pay our non-U.S. staff in local currencies, and a portion of our direct operating expenses and disposal transactions for our older containers are denominated in foreign currencies. Due to the relatively small portion of our business that is exposed to foreign currency fluctuations, the impact is de minimis. We record realized and unrealized foreign currency exchange gains and losses in Administrative expenses in the Consolidated Statements of Operations as a result of fluctuations in exchange rates related to our Euro and Pound Sterling transactions and our foreign denominated assets and liabilities.

Net foreign exchange (gains) losses were immaterial for the three months ended March 31, 2025 and 2024.

PART II - OTHER INFORMATION

Risk Factors

Our business is subject to numerous risks. In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the factors discussed under Item 3.D, “Risk Factors” in our 2024 Annual Report on Form 20-F, as supplemented and updated by the risk factors below. These factors could materially adversely affect our business, financial condition, results of operations and cash flows, and could cause our actual results to differ materially from our historical results or the results contemplated by any forward-looking statements contained in this Quarterly Report on Form 6-K.

Increased tariffs or other trade actions could adversely affect our business, financial condition and results of operations.

The international nature of our business and the container shipping industry exposes us to risks relating to the imposition of import and export duties, quotas and tariffs. These risks have increased over the last several years as the United States and other countries have adopted protectionist trade policies and as companies look to on-shoring or near-shoring their production or supply chains to address material and parts shortages and/or increased costs due to these actions. Trade tensions between the United States and China have been particularly significant in recent years, with both countries imposing tariffs on imported goods from the other, resulting in periods of decreased trade growth and demand for leased containers. Significant uncertainty remains about the future relationship between the United States and China as tariffs and other trade barriers remain historically high, other key areas of economic and foreign policy difference remain unresolved, and tensions remain elevated. Following the inauguration of the second Trump Administration in January 2025, uncertainty regarding U.S. trade policy has grown, as the Administration has imposed or threatened to impose wide-ranging and potentially substantial tariffs on U.S. trade partners, with the most significant measures directed at China. In response, China has adopted a series of retaliatory measures, including significant counter-tariffs on U.S. exports and export controls on certain industrial materials, and has initiated legal and regulatory actions against foreign companies. Additionally, the Administration has recently adopted a proposal to impose substantial port fees on certain Chinese owned, operated or manufactured vessels calling at U.S. ports. It has also proposed additional duties on maritime cargo handling equipment, including certain chassis and containers from China, and further trade actions may be taken by both countries. Given the importance of the United States and China in the global economy, continued or increased tensions between these countries could significantly reduce the volume of goods traded internationally and reduce the rate of global economic growth. Similarly, other major economies, including the European Union, could respond to U.S. trade actions with retaliatory tariffs, non-tariff barriers, and other regulatory measures that affect cross-border commerce. Increased trade barriers, rising geopolitical tensions, and on-shoring or near-shoring initiatives could reduce the long-term growth rate for international trade, leading to decreased demand for leased containers, lower new container prices, decreased market leasing rates and lower used container disposal prices. These impacts could have a material adverse effect on our business, profitability and cash flows.

We may not realize the anticipated benefits of acquisitions, dispositions, or joint ventures.

From time to time, we evaluate and may pursue potential acquisitions and dispositions of assets and businesses, including our pending acquisition of GCI. We may also effectuate acquisitions or dispositions through joint ventures in which we may have limited control. Acquisitions and dispositions involve a number of risks, including: our ability to identify suitable sellers or buyers, access funding sources on acceptable terms, negotiate favorable transaction terms, successfully consummate transactions, integrate any businesses we acquire, and adjust and optimize our retained businesses following a divestiture. Acquisition and disposition activities may also involve other risks, including unanticipated delays, costs, and other problems, diversion of management’s attention from existing operations, the risk of incorrect assumptions or estimates regarding the future results or expected cost reductions or other synergies expected to be realized as a result of an acquisition or disposition, losses of key employees or damage to customer and supplier relationships, challenges with integrating the financial and operational processes, procedures and controls of an acquired business with our existing operations, and potential litigation or other claims arising from an acquisition or disposition, including successor liability relating to actions by an acquired company and its management before the acquisition which could be significant. These factors could have a material adverse effect on our business, reputation, financial condition and results of operations.

The interests of the sole holder of our common shares may differ from the interests of holders of our indebtedness and preference shares.

A subsidiary of Brookfield Infrastructure owns all of the Company’s outstanding common shares and Brookfield Infrastructure has the ability to appoint the members of our Board of Directors ("Board"). As a result, Brookfield Infrastructure has significant influence over our business. The interests of Brookfield Infrastructure may differ from those of holders of our outstanding indebtedness and preference shares in material respects. Brookfield Infrastructure may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their overall equity investment, even though such transactions might involve risks to holders of our outstanding indebtedness or preference shares. For example, Brookfield Infrastructure has pursued in the past and may pursue in the future managed container transactions on our behalf, which could significantly reduce our assets and cash flows. In addition, Brookfield Infrastructure is in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are our suppliers or customers. The companies in which Brookfield Infrastructure invests may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Exhibits

Exhibit No.	Description

101.INS	Inline XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Instance Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Inline XBRL Data (formatted as Inline XBRL and contained in Exhibit 101)
* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRITON INTERNATIONAL LIMITED
	By:	/s/ BRIAN M. SONDEY
Date: May 2, 2025		Brian M. Sondey Director and Chief Executive Officer